U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

report of foreign private issuer

pursuant to rule 13a - 16 or 15d-16 of

the securities exchange act of 1934

For the announcement of April 5, 2004

___________________

NORAMPAC INC.

752 Sherbrooke Street West

Montreal, Quebec

Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

    a press release issued by the Corporation on April 5, 2004 regarding the announcement of the acquisition of the shares of Johnson Corrugated Products Corp., a corrugated products plant located in Thompson, Connecticut.

Exhibit Index

___________

Exhibit Number Document

                   Press release issued by Norampac Inc. on April 5, 2004.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                              NORAMPAC INC.

                                                                                                                             By: LUCIE-CLAUDE LALONDE

                                                                                                                                    LUCIE-CLAUDE LALONDE

                                                                                                                                   GENERAL COUNSEL

           AND ASSISTANT-SECRETARY

  Date: April 8, 2004